SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

      Certificate is filed by: Metropolitan Edison Company (the "Company"), a subsidiary of FirstEnergy Corp. ("FirstEnergy"), a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.    Type of securities:

      Medium-Term Notes, Series D (the "Notes").

2.    Issue, renewal or guaranty:

      Issue.

3.    Principal amount of each security:

      $50,000,000

4.    Rate of interest per annum of each security:

      5.93%

5.    Date of issue, renewal or guaranty of each security:

      June 3, 2002

6.    If renewal of security, give date of original issue:

      Not Applicable.

7.    Date of maturity of each security:

      June 1, 2007


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8.    Name  of  the  person  to  whom  each  security  was  issued,  renewed  or guaranteed:

      $50,000,000 aggregate principal amount of Notes was sold to J.P. Morgan Securities Inc. ("J.P. Morgan") and First Union Securities, Inc. ("First Union"), as principal for resale, pursuant to the terms of that certain Selling Agency Agreement dated August 11, 1999, as amended by the First Amendment thereto dated September 19, 2001 by and among the Company, J.P. Morgan, ABN AMRO Incorporated, First Union and Merrill Lynch, Pierce Fenner & Smith Incorporated, as supplemented by the Terms Agreement dated May 29, 2002 by and among the Company, J.P. Morgan and First Union.

9.    Collateral given with each security:

      Initially, the Notes, which are issued pursuant to an Indenture (the "Senior Note Indenture") dated as of July 1, 1999, between the Company and the Bank of New York, as successor trustee (in such capacity, the "Senior Note Trustee"), will be, in accordance with the Senior Note Indenture, secured by $50,000,000 aggregate principal amount of the Company's first mortgage bonds issued pursuant to the Indenture, dated November 1, 1944, between the Company and the Bank of New York, as Successor Trustee, as amended and supplemented. However, in accordance with the Senior Note Indenture, on the date that the Senior Note Trustee holds 80% or more of all of the Company's outstanding first mortgage bonds, the Notes will no longer be secured by any of the Company's first mortgage bonds. At that time, the Notes will be unsecured obligations of the Company and will rank equally with all of its unsecured and unsubordinated indebtedness.

10.   Consideration given for each security:

      $49,750,000

11.   Application of proceeds of each security:

      The Company will use a portion of the net proceeds to repay short term debt to FirstEnergy and to redeem long term debt.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
Section 6(a) because of:

      (a)   the provisions contained in the first sentence of Section 6(b)  []

      (b)   the provisions contained in the fourth sentence of Section 6(b) []

      (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable)

                                       2

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not more than 5  percentum  of the  principal  amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

      Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

      Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

      Rule 52.


                                          METROPOLITAN EDISON COMPANY


                                          By: /s/ Thomas C. Navin
                                              -------------------
                                              Thomas C. Navin
                                              Treasurer


Date: June 6, 2002

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